hannover **re**

RECEIVED
2004 JUL 19 P 4:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035601

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

July 16, 2004

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of the latest newsletter:" Hannover Re goes live with second e-business product - reCover Personal Accident (PA) Online".

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

Best regards,

Gabriele Bödeker

Iris Garbers

Enclosures

dlw 7/20

Hannover Rückversicherung AG
P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88

The Hannover Re NewsLetter serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.

Hannover Re goes live with second e-business product - reCover Personal Accident (PA) Online –

Hannover Re enhances the benefits and services offered by its e-business portal reCover

Hannover, July 16, 2004: Only a few months after implementing our first e-business product in August 2003, we launched a second online product on 1 June 2004. Since that date it has been possible to trade and administer Total Loss Only (TLO) and Personal Accident (PA) risks electronically via the Internet.

Ulrich Wallin, Member of the Executive Board of Hannover Re, commented: "Our e-business team has proven that it is possible to build user-friendly individual software which is well accepted by the reinsurance market." The payback periods will be approximately nine months after going live.

At the present time coverages for German professional soccer players are placed, endorsed, renewed and managed via our reCover Personal Accident (PA) Online. "The first six weeks of operation have already revealed a very positive attitude among our clients towards this new electronic product", Mr. Wallin explained. For that reason, reCover Personal Accident (PA) Online has been developed with one of the world's top five broking firms.

"We believe that the use of reCover for different reinsurance products will create a "win / win" situation for our clients as well as for ourselves. Via this portal we are able to offer extremely short response times and additional services", explained Wallin, "Having gathered positive experience with these two niche products, we will enable additional products in the coming months".

For further information, please contact Eric Schuh (tel. +49/ 511/ 56 04-15 00; fax +49/ 511/ 56 04-16 48, e-mail eric.schuh@hannover-re.com).

***Hannover Re**, with gross premiums of approximately EUR 11 billion, is one of the five largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 3,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Der InfoBrief ist ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche und zu außergewöhnlichen Schadenereignissen vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.

Hannover Rück 'live' auf dem Markt mit ihrem zweiten E-Business-Produkt „reCover Personal Accident (PA) Online"

Die Hannover Rück erweitert Dienstleistungen in ihrem E-Business-Portal reCover

Hannover, 16. Juli 2004: Nur wenige Monate, nachdem wir unser erstes E-Business-Produkt auf den Markt gebracht haben, wurde bereits unser zweites Online-Produkt lanciert. Seit dem 1. Juni 2004 ist es möglich, neben Totalschäden aus der Seetransportsparte (Total Loss Only – TLO) auch Unfall- (Personal Accident – PA) Risiken elektronisch über das Internet zu handeln und zu verwalten.

Vorstandsmitglied Ulrich Wallin kommentierte: „Unser E-Business-Team hat bewiesen, dass es möglich ist, eine benutzerfreundliche, individuelle Software zu entwickeln, die im Rückversicherungsmarkt positiv angenommen wird". Die Investitionen werden sich innerhalb von etwa neun Monaten amortisieren.

Zurzeit werden Deckungen für deutsche Profifußballer durch reCover Personal Accident (PA) Online platziert, gezeichnet, erneuert und verwaltet. „In den ersten sechs Wochen der Online-Nutzung hat sich bereits die sehr positive Einstellung unserer Kunden zu dem neuen Produkt offenbart", erläuterte Wallin. ReCover Personal Accident (PA) Online wurde in enger Zusammenarbeit mit einer der fünf weltweit führenden Maklerfirmen entwickelt.

„Wir glauben, dass reCover für unterschiedlichste Rückversicherungsprodukte einen gegenseitigen Nutzen für uns und unsere Klienten kreieren wird. Durch dieses Portal werden wir in der Lage sein, sehr kurze Reaktionszeiten und zusätzliche Dienstleistungen anzubieten", erklärte Wallin, „Nach den positiven Erfahrungen mit diesen beiden Nischenprodukten planen wir weitere Produkte anzustoßen".

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel. 05 11/ 56 04-1500, Fax 05 11/ 56 04-16 48, E-Mail eric.schuh@hannover-re.com).